SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2023

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __ No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____)

Table of contents

•	Eni’s Board of Directors: Approval of the first tranche of the provision in place of 2023 dividend: € 0.24 per share
•	Eni: results for the second quarter and half year 2023

•      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: July 28, 2023

Eni’s Board of Directors

Approval of the first tranche of the provision in place of 2023 dividend: € 0.24 per share

San Donato Milanese, 27 July 2023 – Eni’s Board of Directors, chaired by Giuseppe Zafarana, today resolved to distribute to Shareholders the first of the four tranches of the provision in place of the 2023 dividend from Eni S.p.A. available reserves1 for the fiscal year 2023 of € 0.24 (compared to a total annual provision, in place of the dividend, equal to € 0.94) per share outstanding at the ex-dividend date as of 18 September 20232, payable on 20 September 20233, as resolved by the Shareholders’ Meeting of 10 May 2023.

Holders of ADRs, outstanding at the record date of 19 September 2023, will receive € 0.48 per ADR, payable on 6 October 20234, with each ADR listed on the New York Stock Exchange representing two Eni shares.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

1 Coupon No. 43

2 Depending on the recipient’s fiscal status the payment is subject to a withholding tax or are treated in part as taxable income.

3 Pursuant to article 83-terdecies of the Italian Legislative Decree no. 58 of February 24, 1998, the right to receive the payment is determined with reference to the entries on the books of the intermediary – as set out in art. 83-quater, paragraph 3 of the Italian Legislative Decree no. 58 of February 24, 1998 – at the end of the accounting day of the September 19, 2023 (record date).

4 On ADR payment date, Citibank, N.A. will pay net of the amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.

1

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Roma Tel. +39 06598.21 www.eni.com

San Donato Milanese

July 28, 2023

Eni: results for the second quarter and half year 2023

Key operating and financial results

Q1			Q2			IH
2023			2023	2022	% Ch.	2023	2022	% Ch.
81.27	Brent dated	$/bbl	78.39	113.78	(31)	79.83	107.59	(26)
1.073	Average EUR/USD exchange rate		1.089	1.065	2	1.081	1.093	(1)
606	Spot Gas price at Italian PSV	€/kcm	395	1,032	(62)	500	1,037	(52)
11.2	Standard Eni Refining Margin (SERM)	$/bbl	6.6	17.2	(62)	8.9	8.2	9
1,656	Hydrocarbon production	kboe/d	1,611	1,586	2	1,633	1,623	1
	Adjusted operating profit (loss) (a)	€ million
2,789	E&P		2,066	4,867	(58)	4,855	9,248	(48)
1,372	Global Gas & LNG Portfolio (GGP)		1,087	(14)	..	2,459	917	168
154	Sustainable Mobility, Refining and Chemicals		87	1,104	(92)	241	1,013	(76)
186	Plenitude & Power		165	140	18	351	325	8
140	Corporate, other activities and consolidation adjustments		(24)	(256)		116	(471)
4,641			3,381	5,841	(42)	8,022	11,032	(27)
340	Investment results and interest expense		292	382	(24)	632	423	49
4,981	Adjusted profit (loss) before taxes		3,673	6,223	(41)	8,654	11,455	(24)
2,907	Adjusted net profit (loss) (a)(b)		1,935	3,808	(49)	4,842	7,078	(32)
0.86	per share - diluted (€)		0.57	1.07		1.43	1.98
2,388	Net profit (loss) (a)(b)		294	3,815	(92)	2,682	7,398	(64)
0.70	per share - diluted (€)		0.08	1.07		0.78	2.07
5,291	Cash flow from operations before changes in working capital at replacement cost (a)		4,232	5,191	(18)	9,523	10,797	(12)
2,982	Net cash from operations		4,443	4,183	6	7,425	7,281	2
2,214	Net capital expenditure (c)		2,597	1,822	43	4,811	3,439	40
7,796	Net borrowings before lease liabilities ex IFRS 16		8,215	7,872	4	8,215	7,872	4
55,553	Shareholders' equity including non-controlling interest		55,528	52,012	7	55,528	52,012	7
0.14	Leverage before lease liabilities ex IFRS 16		0.15	0.15		0.15	0.15
(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures".
(b) Attributable to Eni's shareholders.
(c) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items.

Eni's Board of Directors, chaired by Giuseppe Zafarana, yesterday approved the unaudited consolidated results for the second quarter and first half 2023. Eni CEO Claudio Descalzi said:

“Eni has delivered excellent operating and financial results in Q2 ’23 despite a less supportive environment. This resilience is significant after having successfully captured upside in the previous stronger scenario. Furthermore, alongside the results delivery Eni has also made considerable steps forward in advancing strategy across the business. Q2 adjusted EBIT of €3.4 bln (€4.2 bln including the contribution proforma of our JV/associates) was underpinned by a solid and growing Upstream and another excellent result in GGP. The market scenario impacted our Refining and Chemicals results but Sustainable Mobility and Plenitude & Power continue to deliver earnings and capacity growth in line with plan despite volatile conditions. Adjusted cash flow was notable at €4.2 bln and well in excess of the capex funding requirements of €2.6 bln. In the first half of 2023, also taking into account working capital needs, we delivered about €3 bln of organic free cash flow, almost matching the entire full year 2023 dividend cash out. Actions in the strategic transformation of the company are already positively impacting our results and 2023 has seen further significant advances. Alongside expanding our biorefining capacity with the Chalmette JV and the Novamont green chemicals purchase, in June we announced the proposed acquisition of Neptune Energy. Neptune’s gas focused portfolio, geographic and operational complementarity with Eni and its low operating emissions profile is an exceptional fit with our strategic objectives yielding significant operating and financial upside. Our strategic initiatives will each contribute towards the very positive performance progression targeted in our plan. Considering our first half results and continuing business performance that drives raised guidance, we have a solid position from which to pay our first quarterly installment of the raised €0.94 per share 2023 dividend in September and continue our €2.2 bln buyback which commenced in May.’’

Financial highlights of the second quarter of 2023

•	Q2 2023 adjusted profit before tax of €3.7 bln was down 41% and represents a highly robust outcome given the 30% fall in crude oil prices and with gas price and refining margin down over 60%. Particularly, pro-forma adjusted EBIT including the operating margin of equity accounted entities was €4.2 bln vs. €7 bln in Q2 2022. This performance reflects resilient E&P earnings featuring growing production, another very strong contribution from GGP, plus contributions from Sustainable Mobility and Plenitude.
•	E&P earned €2.1 bln of adjusted EBIT in Q2 2023, impacted by weaker realized prices and with year-on-year comparisons impacted by the deconsolidation of Azule. Including the contribution of JV/associates, proforma adjusted EBIT was €2.8 bln, down 52%, also impacted by a higher exploration charge. IH 2023 result was €4.9 bln (versus €9.3 bln in IH 2022). Production in the quarter was up 2% year-over-year
•	GGP earned €1.1 bln of adjusted EBIT in Q2 2023, compared to around breakeven in the same period of 2022, resulting in a very good IH EBIT outcome of €2.5 bln. The Q2 result was mostly driven by specific benefits relating to contractual triggers, renegotiations and settlements related to previous periods that are a feature of the business. Additionally, in a market environment still characterized by some degree of volatility and arbitrage opportunities, the continued asset optimization and trading have also contributed to the quarterly performance.
•	Eni Sustainable Mobility, operational as of January 1, 2023, delivered €0.20 bln of adjusted EBIT, little changed compared with Q2 2022 (€0.34 bln in IH 2023, up by 38%).
•	Refining was impacted by SERM decreasing to $6.6/bbl in Q2 2023 ($17.2/bbl in Q2 2022) and reported a negative €0.05 bln of adjusted EBIT compared to a profit of €0.76 bln of Q2 2022 (a positive €0.08 bln in IH 2023). The performance was impacted by scenario conditions not fully captured by the SERM including lower leverage to natural gas price energy costs, crude differentials and turnaround activity at important upgrading refinery units.
•	Plenitude & Power delivered solid results with €0.17 bln of adjusted EBIT (up 18% year-on-year; €0.35 bln, up 8% in IH 2023) supported by good results of the retail business and the ramp-up in the renewable installed capacity and production volumes, and optimizations in gas-fired power generation activities. Plenitude generated €0.47 bln of proforma adjusted EBITDA in IH 2023, rateably ahead of the yearly guidance of more than €0.7 bln partly as a result of seasonality.
•	Versalis was negatively impacted by an exceptionally low demand across all business segments and competitive pressures of product streams from import resulting in an adjusted operating loss of €0.07 bln in Q2 2023 (a loss of €0.18 bln in IH 2023).
•	Q2 2023 adjusted net profit attributable to Eni shareholders was €1.94 bln impacted by the weaker scenario, but significantly offset by underlying business performance. The Group adjusted tax rate, which did not include Italian extraordinary contributions, was under 50% despite inclusion of the UK energy profit levy. IH 2023 adjusted net profit attributable to Eni shareholders was €4.84 bln.
•	In Q2 2023, Group adjusted operating cash flow before working capital at replacement cost was €4.2 bln, exceeding outflows related to organic capex of €2.6 bln and dividend payments (€0.7 bln). In IH 2023, adjusted cash flow was €9.5 bln resulting in an organic free cash flow of €3 bln.
•	Portfolio activities in IH were around €1.2 bln and related to the first installment of the St. Bernard Bio-refinery in Chalmette, gas upstream assets in Algeria and renewable assets. IH dividend payments amounted to €1.5 bln and share buy-back of €0.4 bln.
•	Eni’s Board of Directors approved the distribution of the first of the four tranches (resulting in a total annual dividend of €0.94) of the dividend for the fiscal year 2023 of €0.24 per share outstanding at the ex-dividend date as of September 18, 2023, payable on September 20, 2023, as resolved by the Shareholders’ Meeting of May 10, 2023.
•	Net borrowings ex-IFRS 16 as of June 30, 2023, were €8.2 bln, and Group leverage stood at 0.15, versus 0.13 as of December 31, 2022.

•	Following the authorization granted by the Shareholders Meeting on May 10, 2023, concerning €2.2 bln up to a maximum of €3.5 bln for the year, the 2023 buy-back program commenced at the end of May and through July 21, 2023, 45 mln shares have been purchased for a cash outlay of €588 mln.

Main business developments

Acquisition of Neptune Energy Group Ltd “Neptune”

•	Eni and its associate Vår Energi ASA have signed a sale and purchase agreement to acquire Neptune, a leading independent exploration and production company with global, low emission, gas-oriented operations, which also retains several projects for CO2 capture. Eni will acquire an asset portfolio which features strong complementarity at both operational and strategic level with its own, strengthening the presence in key geographic areas, like UK, Algeria, Indonesia and Australia. Vår will consolidate its position in Norway. The deal with an enterprise value of $4.9 bln, of which $2.6 bln acquired by Eni and $2.3 bln by Vår, is expected to increase Eni production plateau by over 100 Kboe/d including its share of Vår, by adding cost-competitive, low-emission volumes that will underpin the Group strategy of growing its share of natural gas production and speeding up the transition, while at the same time enhancing security of energy supplies to Europe. The transaction whose economic effects are retroactive to January 1, 2023, is expected to close at the beginning of 2024 subject to the finalization of antitrust procedures and other customary conditions and will be immediately accretive to Eni’s earnings and cash flow also leveraging expected synergies of at least $0.5 bln.

Exploration & Production

•	During Q2 2023, the new resources added through exploration reached the total for the first half of the year of about 360 mln boe, driven mainly by the discoveries made off Egypt, Congo and Mexico.
•	In April, the FPSO Firenze sailed out from Dubai to the Baleine field in Côte d'Ivoire. The FPSO to be renamed Baleine upon its mooring has been refurbished and upgraded to increase its processing capacity up to 15,000 bbl/d of oil and around 25 mmcf/d of associated gas.
•	In June, Eni signed with Perenco the agreement for the sale of its participating interest in several production licences in Congo. The transaction value is approximately $300 mln. The closing is subject to the authorization of relevant local and regulatory authorities.
•	In July, Eni acquired Chevron’s development and production assets in offshore Indonesia. The operation will ensure the fast track development of ongoing projects in the area and the integration with Neptune Energy assets. This acquisition is also in line with Eni's energy transition strategy to increase the share of natural gas production to 60% by 2030. The closing of the transaction is subject to the customary governmental and regulatory approvals.

Global Gas & LNG Portfolio

•	In April, Eni and SPP, the Slovakia’s largest energy supplier, signed a Memorandum of Understanding (MoU) for a commercial cooperation in the gas and LNG sector, aimed at evaluating initiatives in the areas of trading and management of regasification and transportation capacities to secure and strengthen supplies of natural gas to the Slovak Republic.
•	In April, Eni inaugurated the Congo LNG project, the country's first natural gas liquefaction project and one of Eni's core supply diversification initiatives. The project is expected to start-up before the end of the year and to reach an overall LNG production capacity of 3 mln tons per year (approximately 4.5 bln cubic meters/year) from 2025.
•	In May, Eni offloaded the first LNG cargo from Egypt’s Damietta liquefaction plant into Snam’s new regasification terminal in Piombino, off Tuscany. This was followed the delivery of the first commercial cargo, from Algeria’s Betihoua plant, in July.

Sustainable Mobility, Refining and Chemicals

•	In June, Eni Sustainable Mobility Spa and PBF Energy Inc. (PBF) finalized the 50-50 joint venture partnership in St. Bernard Renewables LLC (SBR), an operating biorefinery co-located with PBF’s Chalmette Refinery in Louisiana (US). The biorefinery started operations in June and is currently targeted to have processing capacity of about 1.1 mln tonnes/year of raw materials, with full pretreatment capabilities. It will produce mainly HVO Diesel using the Ecofining™ process developed by Eni in cooperation with Honeywell UOP.
•	In April, Versalis, currently owning a 36% interest in Novamont, finalized an agreement to purchase the remaining 64% participating interest owned by the other shareholder Mater-Bi. The closing of the transaction is subject to the customary conditions precedent.
•	In May, Kenya Airways made its first flight, powered by Eni Sustainable Mobility's SAF (Sustainable Aviation Fuel). The conventional JetA1 fuel was blended with Eni Biojet produced by Livorno refinery by distilling the bio-components produced in the Gela biorefinery.

Plenitude & Power

•	In May, the European Commission and Cassa Depositi e Prestiti awarded more than €100 mln to Be Charge for the construction, by 2025, of a network of over 2,000 “ultra-fast” charging points, with a minimum power of 150 kW along the main European transport corridors involving eight European countries.
•	In June, Plenitude through its subsidiary Be Charge signed an agreement with Ikea to provide the installation of 250 latest generation charging station, within the parking areas of stores and Ikea centers throughout the country.
•	In June, the new Plenitude’s first utility-scale size battery plant of Assemini (Cagliari) realized in Italy started operations. The plant, with an installed capacity of 15 MW and an energy storage capacity of 9 MWh, has been realized with battery modules based on Lithium Iron Phosphate (LFP) technology.
•	In June, Eni and KazMunayGas (KMG) announced a joint project for a 250 MW Hybrid Renewables-Gas Power Plant in Zhanaozen, in the Mangystau Region. The project, the first of its kind in the country, comprises a solar power plant, a wind power plant and a gas power plant for the production and supply of low-carbon and stable electricity to KMG subsidiaries in the area.
•	In June, Eni Plenitude SpA SB finalized the acquisition from Helios UK (Spain) Ltd of a portfolio comprising two photovoltaic plants with a total capacity of 96.4 MWp in Spain’s Albacete.
•	In July, GreenIT, a JV owned by Plenitude and CDP Equity, signed an agreement with Hive Energy Limited and SunLeonard Energy Limited to support the development of four photovoltaic projects with a total capacity of up to 200 MW. The new sites will be developed in Apulia, Sicily, and Lazio leveraging agri-voltaic technology, installing raised structures to achieve synergy between agriculture and the production of renewable energy.

Decarbonization and Sustainability

•	In May, Eni signed a Memorandum of Intent (MoI) with the Government of Republic of Guiné Bissau to explore potential areas of collaboration in exploration, nature and technology-based climate solutions, agriculture, sustainability and health. Other areas of collaboration include the evaluation of exploration potential of the country's offshore area.
•	In May, Eni signed a Memorandum of Understanding (MoU) with Sonangol to evaluate possible joint initiatives in the areas of energy transition, including agro-industrial supply chains for the production of low-carbon fuels, the valorization of biomass for agro-industrial applications and critical minerals.
•	In June, Eni signed a Memorandum of Understanding with Libya to evaluate possible opportunities to reduce GHG emissions and develop sustainable energy in the country. Under the terms of the memorandum, Eni will work on reducing CO2 emissions through the reduction of routine gas flaring, fugitive emissions and venting, as well as possible projects for the reduction of hard-to-abate sector emissions.

Outlook 2023

The Company is issuing the following updated operational and financial guidance.

•	E&P: Hydrocarbon production for 2023 is confirmed in the range of 1.63-1.67 mln boe/d in a price scenario of $80/bbl. In Q3 2023 production is forecast to be about 1.63 mln boe/d.
•	E&P: Exploration target of 700 mln boe of discovered resources is confirmed.
•	GGP: Adjusted EBIT guidance is raised to €2.7 bln - €3.0 bln for the year versus the previous guidance of €2.0 bln - €2.2 bln.
•	Plenitude & Power: Plenitude proforma adjusted EBITDA guidance is raised to around €0.8 bln, higher than €0.7 bln previously.
•	Sustainable Mobility, Refining and Chemicals: Sustainable Mobility proforma adjusted EBITDA is confirmed at more than €0.9 bln. Downstream proforma adjusted EBIT is now expected to be €0.8 bln, lower than €1.0 bln - €1.1 bln reflecting market conditions not captured by the benchmark SERM.
•	Financials: We confirm Group adjusted EBIT guidance of €12 bln even at the lowered reference scenario[1], an underlying raise in guidance of around €2 bln. At the lowered scenario assumptions we expect cash flow from operations before working capital to be between €15.5-€16 bln, similarly reflecting an improvement in underlying performance.
•	Capex: Now expected to be under €9.0 bln, lower than previous guidance of €9.2 bln and original guidance of €9.5 bln and resulting from continuing optimization and efficiency measures.
•	Balance Sheet: Leverage is expected to remain within the stated range of 10% - 20%.
•	Shareholders Remuneration: Full year 2023 dividend of €0.94 per share was approved by the Shareholders Annual General Meeting (AGM) on May 10, 2023, with the first quarterly installment of €0.24 per share due to be paid on September 20, 2023[2]. The planned €2.2 bln share buyback, commenced in May after authorization at the AGM of a total of up to €3.5 bln, and is expected to be completed within April 2024.

The above-described outlook is a forward-looking statement based on information to date and management’s judgement and is subject to the potential risks and uncertainties of the scenario (see our disclaimer on page 18).

1 Updated 2023 Scenario is: Brent 80 $/bbl (from $85/bbl); SERM 8 $/bbl (unchanged); PSV 484 €/kmc (from 529 €/kmc); and average EUR/USD exchange rate of 1.08 (unchanged).

2 Ex-dividend date: September 18, 2023; record date: September 19, 2023.

Business segments operating results

Exploration & Production

Production and prices

Q1			Q2			IH
2023			2023	2022	% Ch.	2023	2022	% Ch.
	Production
780	Liquids	kbbl/d	757	740	2	769	760	1
4,608	Natural gas	mmcf/d	4,491	4,447	1	4,549	4,542
1,656	Hydrocarbons (a)	kboe/d	1,611	1,586	2	1,633	1,623	1
	Average realizations (a)
72.86	Liquids	$/bbl	69.72	104.93	(34)	71.25	99.63	(28)
8.06	Natural gas	$/kcf	7.05	7.60	(7)	7.56	8.33	(9)
57.24	Hydrocarbons	$/boe	53.31	74.32	(28)	55.25	72.68	(24)

(a) Prices relate to consolidated subsidiaries.

•	In Q2 2023, hydrocarbon production averaged 1.61 mln boe/d (1.63 mln boe/d in IH 2023), up 2% compared to Q2 ’22 (up 1% vs. IH ’22). Production was supported by the ramp-up in Mozambique and Mexico, higher activity in Algeria, which also benefited from the business acquisition, in Kazakhstan due to unplanned events occurred in the same period of 2022, as well as in Indonesia and Iraq. These increases were offset by planned maintenance activities, particularly in Libya, and lower production due to mature fields decline. In the sequential comparison, seasonal factors weighted more, resulting in a decline of 3%.

•	Liquid production was 757 kbbl/d in Q2 ’23 (769 kbbl/d in IH ’23), up 2% compared to Q2 ’22 (up 1% vs. IH ’22). Production growth in Mexico, Kazakhstan and Iraq was offset by planned shutdowns and mature fields decline.

•	Natural gas production was 4,491 mmcf/d in Q2 ’23 (4,549 in IH ’23), up 1% compared to Q2 ’22 (unchanged compared to IH ’22). Production increases were reported in Algeria, Mozambique in relation to the ramp-up of the Coral Floating LNG project and Indonesia, offset by planned shutdowns and mature fields decline.

Results

Q1		Q2			IH
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
2,702	Operating profit (loss)	1,812	4,779	(62)	4,514	9,123	(51)
87	Exclusion of special items	254	88		341	125
2,789	Adjusted operating profit (loss)	2,066	4,867	(58)	4,855	9,248	(48)
(18)	of which: - CCUS and agro-biofeedstock	(12)	(8)		(30)	(16)
(44)	Net finance (expense) income	(85)	(12)		(129)	(115)
314	Net income (expense) from investments	351	505		665	884
180	of which: - Vår Energi	100	220		280	455
115	- Azule	178			293
3,059	Adjusted profit (loss) before taxes	2,332	5,360	(56)	5,391	10,017	(46)
(1,537)	Income taxes	(1,326)	(2,132)	38	(2,863)	(3,869)	26
50.2	tax rate (%)	56.9	39.8		53.1	38.6
1,522	Adjusted net profit (loss)	1,006	3,228	(69)	2,528	6,148	(59)
	Results also include:
73	Exploration expenses:	155	92	68	228	160	43
57	- prospecting, geological and geophysical expenses	62	59		119	105
16	- write-off of unsuccessful wells	93	33		109	55
1,819	Capital expenditure	2,159	1,480	46	3,978	2,551	56

•	In Q2 ’23, Exploration & Production reported an adjusted operating profit of €2,066 mln, a decrease of 58% compared to Q2 ’22 due to: (i) lower crude oil prices in USD (the marker Brent was down by 31% in the quarter) and lower benchmark gas prices in all geographies, which negatively affected realized prices of equity production, particularly in Europe. Appreciation of the USD/EUR exchange rate (up by 2%) partly alleviated the impact of lower prices, which were also mitigated by positive volumes/mix effects and cost discipline actions; (ii) the missing contribution of the former Angolan subsidiaries that were contributed to the Azule joint-venture in Q3 ’22, whose results are now recognized below the EBIT line. In IH ’23, adjusted operating profit was €4,855 mln, down 48% compared to the IH ‘22, due to the same drivers as for the Q2.

Adjusted operating profit of the segment includes the results of CCUS and agro-biofeedstock: a loss of €12 mln in Q2 ’23 (a loss of €30 mln in IH ’23).

Including the contribution of JV/associates, in Q2 ‘23 pro-forma EBIT was €2.8 bln, down 52% year on year, also impacted by a higher exploration charge.

•	In Q2 ’23, the segment reported an adjusted net profit of €1,006 mln, a decrease of about 70% compared to Q2 ’22 due to weaker operating performance and lower performance of investments, particularly Vår Energi (€280 mln in IH ’23, a decrease of €175 mln compared to the same period of 2022). The Q2 ’23 tax rate increased by 17 percentage points when compared to the comparative period due to: (i) the impact of lower oil and gas prices; (ii) the impact of the UK energy profit levy which is recognized as a recurring item; and (iii) the impact of certain non-deductible tax expenses (i.e. exploration write-offs).

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Global Gas & LNG Portfolio

Sales

Q1			Q2			IH
2023			2023	2022	% Ch.	2023	2022	% Ch.
606	Spot Gas price at Italian PSV	€/kcm	395	1,032	(62)	500	1,037	(52)
572	TTF		371	1,011	(63)	471	1,014	(54)
34	Spread PSV vs. TTF		24	20	18	29	23	26
	Natural gas sales	bcm
7.10	Italy		5.73	6.83	(16)	12.83	16.28	(21)
7.22	Rest of Europe		4.80	5.98	(20)	12.02	13.91	(14)
0.62	of which: Importers in Italy		0.62	0.64	(3)	1.24	1.10	13
6.60	European markets		4.18	5.34	(22)	10.78	12.81	(16)
0.52	Rest of World		0.62	0.57	9	1.14	1.45	(21)
14.84	Worldwide gas sales (*)		11.15	13.38	(17)	25.99	31.64	(18)
2.7	of which: LNG sales		2.5	2.4	4	5.2	5.2

(*) Data include intercompany sales.

•	In Q2 ’23, natural gas sales were 11.15 bcm, down 17% compared to the same period in 2022, mainly due to the lower gas volumes marketed in Italy (down 16%). In the European markets gas volumes decreased by 22% as result of lower sales in the Iberian Peninsula, Turkey and Germany. In IH ‘23, natural gas sales amounted to 25.99 bcm, down 18% vs the same period of 2022, due to lower gas volumes marketed in Italy (down 21% vs. the comparative period) in all segments and in the European markets (down 16% compared to IH ‘22).

Results

Q1		Q2			IH
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
275	Operating profit (loss)	539	(1,083)	..	814	(2,060)	..
1,097	Exclusion of special items	548	1,069		1,645	2,977
1,372	Adjusted operating profit (loss)	1,087	(14)	..	2,459	917	..
2	Net finance (expense) income	(3)	(15)		(1)	(20)
10	Net income (expense) from investments	20	1		30	2
10	of which: SeaCorridor	20			30
1,384	Adjusted profit (loss) before taxes	1,104	(28)	..	2,488	899	..
(385)	Income taxes	(296)	(30)	..	(681)	(301)	..
999	Adjusted net profit (loss)	808	(58)	..	1,807	598	..
	Capital expenditure	6	6		6	9	(33)

•	In Q2 ’23, the Global Gas & LNG Portfolio segment achieved an adjusted operating profit of €1,087 mln, well above the same period in 2022. The Q2 result was mostly driven by specific benefits relating to contractual triggers, renegotiations and settlements related to previous periods that are a feature of the business. Additionally, in a market environment still characterized by some degree of volatility and arbitrage opportunities, the continued asset optimization and trading have also contributed to the quarterly performance.

•	In IH ‘23, adjusted operating profit was €2,459 mln, an improvement of €1,542 mln from the same period of 2022.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Sustainable Mobility, Refining and Chemicals

Production and sales

Q1			Q2			IH
2023			2023	2022	% Ch.	2023	2022	% Ch.
11.2	Standard Eni Refining Margin (SERM)	$/bbl	6.6	17.2	(62)	8.9	8.2	9
4.24	Throughputs in Italy on own account	mmtonnes	4.09	4.63	(12)	8.33	8.13	2
2.47	Throughputs in the rest of World on own account		2.61	2.78	(6)	5.07	5.35	(5)
6.71	Total throughputs on own account		6.70	7.41	(10)	13.40	13.48	(1)
77	Average refineries utilization rate	%	75	90		76	80
136	Bio throughputs	ktonnes	140	144	(3)	276	235	17
54	Average bio refineries utilization rate	%	55	56		54	46
	Marketing
1.75	Retail sales in Europe	mmtonnes	1.88	1.87	1	3.64	3.55	3
1.25	Retail sales in Italy		1.32	1.35	(2)	2.58	2.55	1
0.50	Retail sales in the rest of Europe		0.56	0.52	8	1.06	1.00	6
21.5	Retail market share in Italy	%	20.9	21.5		21.2	21.7
1.83	Wholesale sales in Europe	mmtonnes	2.13	2.24	(5)	3.97	4.11	(3)
1.42	Wholesale sales in Italy		1.65	1.60	3	3.08	2.92	5
0.41	Wholesale sales in the rest of Europe		0.48	0.64	(25)	0.89	1.19	(25)
	Chemicals
0.76	Sales of chemical products	mmtonnes	0.82	1.07	(24)	1.58	2.20	(28)
52	Average plant utilization rate	%	55	69		54	69

•	In Q2 ’23, the Standard Eni Refining Margin reported an average of 6.6 $/barrel vs. 17.2 $/barrel reported in comparative period (8.9 $/barrel in the first half of 2023, representing a slight increase vs. 8.2 $/barrel reported in IH ‘22). Refining margins decreased materially driven by lower demand for all kinds of refined products particularly gasoil reflecting weak industrial activity and ample supplies. The SERM calculation was also supported by lower natural gas prices, which nonetheless did not translate to better realized margins for Eni.

•	In Q2 ’23, throughputs on own accounts at Eni’s refineries in Italy were 4.09 mmtonnes, down 12% compared to Q2 ’22 as a result of lower volumes processed, mainly at the Livorno refinery, impacted by planned turnaround activity. In IH ’23, throughputs increased by 2%. Throughputs outside Italy decreased by 6% compared to Q2 ’22, following lower volumes processed in Germany (in IH ‘23 throughputs decreased by 5% vs. comparative period).

•	In Q2 ’23, bio throughputs were 140 ktonnes, representing a 3% decrease compared to the same period of 2022: higher volumes processed at the Gela biorefinery, following the shutdown occurred in 2022, were more than offset by lower throughputs at the Venice biorefinery due to planned turnaround. In IH ‘23, bio throughputs increased by 17% compared to the same period of 2022, thanks to higher volumes processed at the Gela biorefinery.

•	In Q2 ’23, retail sales in Italy were 1.32 mmtonnes, decreasing year-on-year (down 2%) due to lower volumes of gasoil, reflecting lower consumptions, partly offset by higher volumes of gasoline. In IH ‘23, retail sales amounted to 2.58 mmtonnes, a slight increase vs. IH ‘22.

•	In Q2 ’23, wholesale sales in Italy were 1.65 mmtonnes, increasing (up 3%) compared to the same period of 2022, mainly due to higher sales of jet fuel. Positive performance was also recorded in IH ‘23 at 3.08 mmtonnes: up 5% vs. IH ‘22.

•	Sales of chemical products were 0.82 mmtonnes in Q2 ’23, down 24% compared to the same period of 2022, impacted by lower demand and competitive pressure. In IH ‘23, sales amounted to 1.58 mmtonnes, down 28% vs. IH ‘22.

•	In Q2 ’23 cracking margin decreased compared to the same period in 2022. Also margins on polyethylene and styrenics decreased compared to Q2 ’22, due to weak commodity prices.

Results

Q1		Q2			IH
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
(270)	Operating profit (loss)	(305)	1,617	..	(575)	2,279	..
337	Exclusion of inventory holding (gains) losses	190	(625)		527	(1,388)
87	Exclusion of special items	202	112		289	122
154	Adjusted operating profit (loss)	87	1,104	(92)	241	1,013	(76)
138	- Sustainable Mobility	202	222	(9)	340	246	38
125	- Refining	(45)	757	..	80	757	(89)
(109)	- Chemicals	(70)	125	..	(179)	10	..
(4)	Net finance (expense) income	(14)	(19)		(18)	(29)
152	Net income (expense) from investments	70	166		222	218
151	of which: ADNOC R&GT	73	151		224	196
302	Adjusted profit (loss) before taxes	143	1,251	(89)	445	1,202	(63)
(74)	Income taxes	(51)	(319)	84	(125)	(324)	61
228	Adjusted net profit (loss)	92	932	(90)	320	878	(64)
138	Capital expenditure	216	139	55	354	231	53

•	In Q2 ’23, Sustainable Mobility delivered an adjusted operating profit of €202 mln, little changed from the proforma adjusted operating profit of the Q2 ’22 following the restatement of the 2022 comparative period to take into account the spin out of the new business effective January 1, 2023. In IH ’23, it was up by 38%.

•	The Refining business posted an adjusted operating loss of €45 mln compared to a profit of €757 mln in Q2 ’22 (in IH ’23 reported an adjusted operating profit of €80 mln, compared to a profit of €757 mln in IH ’22). The worsening was driven by substantially lower benchmark refining margins, with Eni’s SERM down at 6.6 $/bbl (vs 17.2 $/barrel reported in comparative period), lower crack spread of products not captured by the SERM, narrowing heavy-light crude differentials and planned turnaround activity.

•	The Chemicals business, managed by Versalis, reported an adjusted operating loss of €70 mln in Q2 ’23, down €195 mln compared to Q2 ’22. Results were negatively affected by lower demand across all business segments and market uncertainties, holding back purchasing decisions by resellers, as well as continued competitive pressure of product streams exported by other geographies. In IH ’23, the adjusted operating result was a loss of €179 mln (profit of €10 mln in IH ’22) reflecting exceptionally adverse market conditions.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Plenitude & Power

Production and sales

Q1			Q2			IH
2023			2023	2022	% Ch.	2023	2022	% Ch.
	Plenitude
10.1	Retail and business customers at period end	mln pod	10.1	10.0	1	10.1	10.0	1
2.91	Retail and business gas sales	bcm	0.88	0.95	(8)	3.79	4.37	(13)
4.62	Retail and business power sales to end customers	TWh	4.19	4.49	(7)	8.81	9.58	(8)
2.324	Installed capacity from renewables at period end	GW	2.465	1.524	62	2.465	1.524	62
56	of which: - photovoltaic (including installed storage capacity)%		58	58		58	58
44	- wind		42	42		42	42
990	Energy production from renewable sources	GWh	980	662	48	1,970	1,220	62
14.7	EV charging points at period end	thousand	16.6	8.5	96	16.6	8.5	96
	Power
5.16	Power sales in the open market	TWh	4.90	5.61	(13)	10.06	11.34	(11)
5.27	Thermoelectric production		5.07	4.99	2	10.34	11.06	(7)

•	Retail and business gas sales amounted to 0.88 bcm in Q2 ’23, down by 8% compared to the same period in 2022, mainly due to lower consumptions. In IH ‘23, gas sales amounted to 3.79 bcm, decreasing by 13% vs. the comparative period, due to the same driver as for the quarter.
•	Retail and business power sales to end customers were 4.19 TWh in the Q2 ’23, a 7% decrease compared to Q2 ’22 mainly due to lower consumptions.
•	As of June 30, 2023, the installed capacity from renewables was 2.5 GW, up by approximately 1 GW compared to June 30, 2022, mainly thanks to the acquisitions in Italy (PLT Group), in Spain (Boreas and Helios), in the USA (Kellam) and to the organic development in the USA (Brazoria), Spain (Cerillares) and Kazakhstan (first tranche of Shaulder), as well as the realization of Assemini, first storage energy site in Italy.
•	Energy production from renewable sources (980 GWh in Q2 ’23) up by 318 GWh year on year, mainly thanks to the contribution from acquired assets in operation and the start-up of organic projects.
•	EV charging points as of June 30, 2023, amounted to 16.6 thousand, doubling compared to the same period of 2022, in line with the enhancing plan of our network.
•	Power sales in the open market were 4.90 TWh in Q2 ’23, down 13% year-on-year mainly due to lower volumes marketed particularly in the open market and to the power exchange (10.06 TWh in IH ‘23, representing a reduction of 11% compared to the same period in 2022, due to the same drivers as of the quarter).

Results

Q1		Q2			IH
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
(308)	Operating profit (loss)	(3)	1,019	..	(311)	2,613	..
494	Exclusion of special items	168	(879)		662	(2,288)
186	Adjusted operating profit (loss)	165	140	18	351	325	8
132	- Plenitude	133	112	19	265	251	6
54	- Power	32	28	14	86	74	16
	Net finance (expense) income	(4)	(4)		(4)	(7)
(5)	Net income (expense) from investments	(6)			(11)	(2)
181	Adjusted profit (loss) before taxes	155	136	14	336	316	6
(54)	Income taxes	(53)	(41)	(29)	(107)	(102)	(5)
127	Adjusted net profit (loss)	102	95	7	229	214	7
149	Capital expenditure	158	181	(13)	307	322	(5)

•	In Q2 ’23 Plenitude reported an adjusted operating profit of €133 mln, a 19% increase compared to Q2 ’22. The positive performance was achieved thanks to good results on retail business and to a ramp-up in renewable installed capacity and production volumes, confirming the value of the integrated business model. In IH ‘23, adjusted operating profit was €265 mln, representing an increase of 6% from the same period in 2022 due to the same drivers as for the second quarter.

•	The Power generation business from gas-fired plants reported an adjusted operating profit of €32 mln in Q2 ’23, up €4 mln or 14% compared to the same period in 2022, thanks to optimizations and lower fuel expenses. In IH ‘23, adjusted operating result was €86 mln, up €12 mln compared to IH ‘22.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Group results

Q1		Q2			IH
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
27,185	Sales from operations	19,591	31,556	(38)	46,776	63,685	(27)
2,513	Operating profit (loss)	1,762	5,970	(70)	4,275	11,322	(62)
357	Exclusion of inventory holding (gains) losses	252	(638)		609	(1,351)
1,771	Exclusion of special items (a)	1,367	509		3,138	1,061
4,641	Adjusted operating profit (loss)	3,381	5,841	(42)	8,022	11,032	(27)
	Breakdown by segment:
2,789	Exploration & Production	2,066	4,867	(58)	4,855	9,248	(48)
1,372	GGP	1,087	(14)	..	2,459	917	..
154	Sustainable Mobility, Refining and Chemicals	87	1,104	(92)	241	1,013	(76)
186	Plenitude & Power	165	140	18	351	325	8
(134)	Corporate and other activities	(96)	(120)	20	(230)	(294)	22
274	Impact of unrealized intragroup profit elimination and other consolidation adjustments	72	(136)		346	(177)
4,641	Adjusted operating profit (loss)	3,381	5,841	(42)	8,022	11,032	(27)
(123)	Net finance (expense) income	(144)	(280)	49	(267)	(619)	57
463	Net income (expense) from investments	436	662	(34)	899	1,042	(14)
4,981	Adjusted profit before taxes	3,673	6,223	(41)	8,654	11,455	(24)
(2,055)	Income taxes	(1,718)	(2,411)	29	(3,773)	(4,367)	14
2,926	Adjusted net profit (loss)	1,955	3,812	(49)	4,881	7,088	(31)
19	of which attributable to: - non-controlling interest	20	4	..	39	10	..
2,907	- Eni’s shareholders	1,935	3,808	(49)	4,842	7,078	(32)
2,388	Net profit (loss) attributable to Eni's shareholders	294	3,815	(92)	2,682	7,398	(64)
255	Exclusion of inventory holding (gains) losses	181	(455)		436	(962)
264	Exclusion of special items (a)	1,460	448		1,724	642
2,907	Adjusted net profit (loss) attributable to Eni's shareholders	1,935	3,808	(49)	4,842	7,078	(32)

(a) For further information see table “Breakdown of special items”.

•	In Q2 ’23, the Group reported an adjusted operating profit of €3,381 mln, down 42% compared to Q2 ’22, mainly as a result of lower E&P segment results (down 58% to €2,066 mln), impacted by the reclassification of Angolan subsidiaries to equity accounted entities as the Azule joint-venture became operational in Q3 ‘22, and lower realized prices of equity production due to declining benchmark crude oil and natural gas prices. The Sustainable Mobility and Refining businesses (down 84% to €157 mln) were affected by lower refining margins. Results were supported by a strong GGP performance with €1,087 mln of adjusted operating profit (compared to a break-even result in the same period of 2022) mainly driven by specific benefits relating to contractual triggers, renegotiations and settlements related to previous periods and by the trend in the results of the Plenitude & Power businesses (up 18%). In IH ‘23, the Group reported an adjusted operating profit of €8,022 mln, down 27% compared to IH ’22, due to lower E&P segment and Sustainable Mobility and Refining business partly offset by strong performance in the GGP segment and positive results of the Plenitude & Power segment.
•	In Q2 ’23 adjusted net profit attributable to Eni shareholders was €1,935 mln, €1,873 mln lower than the Q2 ’22, or 49%, due to lower operating profit and lower results at JV and associates. In IH ’23 the Group reported an adjusted net result of €4,842 mln, down 32% compared to IH 2022.
•	Group’s tax rate: the adjusted tax rate increased by 8 percentage points to 47% vs Q2 ‘22, as a result of the impact of the UK energy profit levy, adverse scenario effects and the impact of E&P non-deductible expenses, partly offset by a higher proportion of the taxable profit earned by Italian subsidiaries. In the IH ‘23, the tax rate was 44%, up by 6 percentage points.

Net borrowings and cash flow from operations

Q1		Q2			IH
2023	(€ million)	2023	2022	Change	2023	2022	Change
2,407	Net profit (loss)	314	3,819	(3,505)	2,721	7,408	(4,687)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,171	- depreciation, depletion and amortization and other non monetary items	1,990	1,211	779	3,161	2,765	396
(408)	- net gains on disposal of assets	(10)	(110)	100	(418)	(444)	26
1,302	- dividends, interests and taxes	1,769	2,731	(962)	3,071	5,185	(2,114)
(293)	Changes in working capital related to operations	1,587	(1,235)	2,822	1,294	(3,840)	5,134
560	Dividends received by equity investments	780	247	533	1,340	305	1,035
(1,540)	Taxes paid	(1,849)	(2,271)	422	(3,389)	(3,664)	275
(217)	Interests (paid) received	(138)	(209)	71	(355)	(434)	79
2,982	Net cash provided by operating activities	4,443	4,183	260	7,425	7,281	144
(2,119)	Capital expenditure	(2,557)	(1,829)	(728)	(4,676)	(3,193)	(1,483)
(645)	Investments and acquisitions	(1,165)	(73)	(1,092)	(1,810)	(1,267)	(543)
445	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	44	330	(286)	489	904	(415)
(212)	Other cash flow related to investing activities	511	417	94	299	256	43
451	Free cash flow	1,276	3,028	(1,752)	1,727	3,981	(2,254)
752	Net cash inflow (outflow) related to financial activities	(86)	(1,045)	959	666	1,670	(1,004)
(139)	Changes in short and long-term financial debt	1,567	(2,596)	4,163	1,428	(706)	2,134
(247)	Repayment of lease liabilities	(228)	(266)	38	(475)	(556)	81
(781)	Dividends paid and changes in non-controlling interests and reserves	(1,227)	(1,681)	454	(2,008)	(1,713)	(295)
(39)	Interest payment of perpetual hybrid bond	(48)	(48)		(87)	(87)
(32)	Effect of changes in consolidation and exchange differences of cash and cash equivalent	17	70	(53)	(15)	79	(94)
(35)	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	1,271	(2,538)	3,809	1,236	2,668	(1,432)
5,291	Adjusted net cash before changes in working capital at replacement cost	4,232	5,191	(959)	9,523	10,797	(1,274)
Q1		Q2			IH
2023	(€ million)	2023	2022	Change	2023	2022	Change
451	Free cash flow	1,276	3,028	(1,752)	1,727	3,981	(2,254)
(247)	Repayment of lease liabilities	(228)	(266)	38	(475)	(556)	81
	Net borrowings of acquired companies		(9)	9		(88)	88
(147)	Net borrowings of divested companies				(147)		(147)
(7)	Exchange differences on net borrowings and other changes (a)	(192)	(273)	81	(199)	(422)	223
(781)	Dividends paid and changes in non-controlling interest and reserves	(1,227)	(1,681)	454	(2,008)	(1,713)	(295)
(39)	Interest payment of perpetual hybrid bond	(48)	(48)		(87)	(87)
(770)	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	(419)	751	(1,170)	(1,189)	1,115	(2,304)
247	Repayment of lease liabilities	228	266	(38)	475	556	(81)
(134)	Inception of new leases and other changes	(116)	199	(315)	(250)	(124)	(126)
(657)	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	(307)	1,216	(1,523)	(964)	1,547	(2,511)

(a) Includes expenditures to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables (€104 million and €9 million in the second quarter 2023 and the second quarter 2022, respectively, €189 million and €18 million in the first half 2023 and the first half 2022, respectively, and €85 million in the first quarter 2023).

Net cash provided by operating activities in IH ’23 reached €7,425 mln and included €1,340 mln of dividends distributed from investments, mainly Azule Energy and Vår Energi and was impacted by lower amount of trade receivables due in subsequent reporting periods divested to financing institutions, down by approximately €1 bln compared to the amount divested at the end of 2022.

Cash flow from operating activities before changes in working capital at replacement cost was €9,523 mln in IH ’23 and was net of the following items: inventory holding gains or losses relating to oil and products, the reversing timing difference between gas inventories accounted at weighted average cost and management’s own measure of performance leveraging inventories to optimize margin, and  the fair value of commodity derivatives lacking the formal criteria to be designated as hedges or prorated on an accrual basis. It also excluded €0.4 bln cash-out relating to an Italian extraordinary tax contribution enacted by the Italian Budget Law for 2023, calculated on the pre-tax income 2022 and accrued in the financial statements 2022 (for further developments, see the section “special items” below).

A reconciliation of cash flow from operations before changes in working capital at replacement cost to net cash provided by operating activities is provided below:

Q1		Q2			IH
2023	(€ million)	2023	2022	Change	2023	2022	Change
2,982	Net cash provided by operating activities	4,443	4,183	260	7,425	7,281	144
293	Changes in working capital related to operations	(1,587)	1,235	(2,822)	(1,294)	3,840	(5,134)
1,247	Exclusion of commodity derivatives	137	(115)	252	1,384	490	894
357	Exclusion of inventory holding (gains) losses	252	(638)	890	609	(1,351)	1,960
4,879	Net cash before changes in working capital at replacement cost	3,245	4,665	(1,420)	8,124	10,260	(2,136)
412	Provisions for extraordinary credit losses and other items	987	526	461	1,399	537	862
5,291	Adjusted net cash before changes in working capital at replacement cost	4,232	5,191	(959)	9,523	10,797	(1,274)

Organic capex was €4.8 bln (up 40% year on year) due to the ramp-up of natural gas and LNG projects to boost energy security, as well as the Baleine project in Côte d’Ivoire, and comprised capital contributions to investees that are executing capital projects of interest to Eni.

Cash outflows for acquisitions net of divestments were about €1.2 bln and mainly related to the acquisition of bp’s activities in Algeria, the first price installment of the St. Bernard bio-refinery, Plenitude’s renewable assets and the final price installment of the acquisition of PLT group made late in 2022, partly offset by the divestment of a 49.9% stake in the equity interests of Eni’s subsidiaries managing the TTPC/Transmed pipelines following the deal with Snam and other non-strategic assets.

Net financial borrowings before IFRS 16 increased by around €1.2 bln due to the adjusted operating cash flow (€9.5 bln), capex requirements of €4.8 bln, working capital needs (€1.7 bln), dividend payments to Eni’s shareholders and share repurchases of €1.9 bln, the cash outflow related to acquisitions and divestments (€1.2 bln), other investing activities and other changes (€0.5 bln) as well as the payment of lease liabilities and hybrid bond interest (€0.6 bln).

Summarized Group Balance Sheet

(€ million)	Jun. 30, 2023	Dec. 31, 2022	Change

Fixed assets
Property, plant and equipment	57,289	56,332	957
Right of use	4,233	4,446	(213)
Intangible assets	5,499	5,525	(26)
Inventories - Compulsory stock	1,397	1,786	(389)
Equity-accounted investments and other investments	14,287	13,294	993
Receivables and securities held for operating purposes	2,062	1,978	84
Net payables related to capital expenditure	(2,580)	(2,320)	(260)
	82,187	81,041	1,146
Net working capital
Inventories	6,074	7,709	(1,635)
Trade receivables	10,644	16,556	(5,912)
Trade payables	(11,122)	(19,527)	8,405
Net tax assets (liabilities)	(3,866)	(2,991)	(875)
Provisions	(15,198)	(15,267)	69
Other current assets and liabilities	355	316	39
	(13,113)	(13,204)	91
Provisions for employee benefits	(783)	(786)	3
Assets held for sale including related liabilities	178	156	22
CAPITAL EMPLOYED, NET	68,469	67,207	1,262

Eni's shareholders equity	55,107	54,759	348
Non-controlling interest	421	471	(50)
Shareholders' equity	55,528	55,230	298
Net borrowings before lease liabilities ex IFRS 16	8,215	7,026	1,189
Lease liabilities	4,726	4,951	(225)
- of which Eni working interest	4,247	4,457	(210)
- of which Joint operators' working interest	479	494	(15)
Net borrowings after lease liabilities ex IFRS 16	12,941	11,977	964
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	68,469	67,207	1,262
Leverage before lease liabilities ex IFRS 16	0.15	0.13	0.02
Leverage after lease liabilities ex IFRS 16	0.23	0.22	0.01
Gearing	0.19	0.18	0.01

As of June 30, 2023, fixed assets (€82.2 bln) increased by €1.1 bln from December 31, 2022, due to capital expenditure and acquisitions and the increased book value of equity-accounted investments reflecting the net effect of Eni’s share of investees results and of the derecognition of Eni’s natural gas transport assets, which were contributed to the newly established “SeaCorridor” entity, jointly controlled by Eni and Snam (50.1% and 49.9%, respectively), the acquisition of a 50% stake in the St. Bernard Bio-refinery, offset by dividends distributed by investees. Negative exchange rate translation differences reduced the book values of dollar-denominated assets (the period-end exchange rate of EUR vs. USD was 1.085, up 1.7% compared to 1.067 as of December 31, 2022) as well as DD&A, impairment charges and write-offs recorded in the period.

Net working capital (-€13.11 bln) almost unchanged from December 31, 2022. Increased balance between trade receivables and trade payables (approximately up by €2.5 bln), partly offset by the lower value of oil and product inventories due to the weighted-average cost method of accounting in an environment of declining prices (down by €1.6 bln) and increased net tax liabilities (up by €0.9 bln).

Shareholders’ equity (€55.5 bln) was almost unchanged compared to December 31, 2022, due to the net profit for the period (€2.7 bln), the positive change in the cash flow hedge reserve of €0.5 bln, partly offset by negative foreign currency translation differences (about €1 bln) reflecting the appreciation of the Euro vs the USD as well as dividend paid to shareholders (€1.5 bln) and share repurchase (€0.4 bln).

Net borrowings3 before lease liabilities as of June 30, 2023, amounted to €8.2 bln, up by approximately €1.2 bln from December 31, 2022. Leverage4 – the ratio of the borrowings to total equity calculated before the impact of IFRS 16 – was 0.15 on June 30, 2023 (compared to 0.13 as of December 31, 2022).

Special items

The breakdown of special items recorded in operating profit by segment (net charges of €3,138 mln and €1,367 mln in IH and Q2 ’23, respectively) is as follows:

•	E&P: net charges of €341 mln in IH ’23 (net charges of €254 mln in Q2) mainly related to impairment losses of €209 mln (€208 mln in Q2) recorded at certain Italian properties driven by lower natural gas prices and alignment to fair value of held-for-sale assets, credits impairment losses (€61 mln and €43 mln in IH and Q2 ’23, respectively) and environmental charges (€36 mln and €19 mln in IH and Q2 ’23, respectively).
•	GGP: net charges of €1,645 mln in IH ’23 (net charges of €548 mln in Q2) mainly including the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use exemption; and the difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories, which moves forward at the time of inventory drawdown, the margins captured on volumes in inventories above normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (charges of €946 mln and €553 mln in IH and Q2 ’23, respectively). The reclassification to adjusted operating profit of the negative balance of €8 mln in IH ’23 (positive balance of €10 mln in Q2) related to derivatives used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables.
•	Sustainable Mobility, Refining and Chemicals: net charges of €289 mln in IH ’23 (net charges of €202 mln in Q2) mainly related to the write-down of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows (€171 mln and €117 mln in IH and Q2 ’23, respectively), environmental provisions (€55 mln and €38 mln in IH and Q2 ’23), risk provisions (€16 mln in both reporting period) and the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (charge of €37 mln and €6 mln in IH and Q2 ’23).
•	Plenitude & Power: net charges of €662 mln in IH ’23 (net charges €168 mln in Q2) mainly related to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS, and, to a lower extent, some derivatives part of a general annual hedging program prorated over the 2023 quarters.

The other special items in IH ’23 related to a gain of €0.8 bln (including the fair value evaluation of stake retained in the company) in connection to the sale of a 49.9% stake in the equity interests of Eni’s subsidiaries managing the TTPC/Transmed pipelines and the relevant transportation rights of natural gas volumes imported from Algeria following the agreement with Snam SpA. Among other special items, the Italian extraordinary contribution ex law N° 197/2022 accrued in the 2022 accounts is re-incorporated according to decree N° 61/2023.

3 Details on net borrowings are furnished on page 28.

4 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 19 and subsequent.

Other information, basis of presentation and disclaimer

This press release on Eni’s results for the second quarter and the first half of 2023 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999, and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the first and second quarter of 2023, the first half of 2023 and for the second quarter and first half of 2022. Information on the Company’s financial position relates to end of the periods as of June 30, 2023 and December 31, 2022.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2022 Annual Report on Form 20-F filed with the US SEC on April 5, 2023, which investors are urged to read.

The interim consolidated financial report as at June 30, 2023 prepared in accordance with Italian listing standards, subject to a limited review by the external auditors is due to be published in the first week of August.

Basis of presentation

Following the establishment of Eni Sustainable Mobility subsidiary effective January 1, 2023, that operates Eni’s biorefineries and the retail marketing of fuels and of smart mobility solutions, the management has resolved to break-down the adjusted EBIT of the former reporting segment Refining & Marketing “R&M” into two operating sub-segments:

-	Sustainable Mobility “SM”; and
-	Refining.

The re-segmentation of the adjusted EBIT of R&M for the comparative periods of 2022 is disclosed below:

2022	First quarter		Second quarter		Third quarter		Fourth quarter
Adjusted operating profit (loss)	As published	As restated	As published	As restated	As published	As restated	As published	As restated
R&M and Chemicals	(91)		1,104		537		379
- Refining & Marketing	24		979		714		466
- Chemicals	(115)		125		(177)		(87)
Sustainable Mobility, Refining and Chemicals		(91)		1,104		537		379
- Sustainable Mobility		24		222		315		111
- Refining		0		757		399		355
- Chemicals		(115)		125		(177)		(87)

No change has been made to the Group statutory segment information as per IFRS 8 “Segment Reporting”, which will continue to feature the Sustainable Mobility, Refining and Chemicals segment (formerly R&M and Chemicals).

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the second quarter and first half of 2023 results (not subject to audit) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Cash flow from operations before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents, financial assets measured at fair value through profit or loss and financing receivables held for non-operating purposes. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance with GAAPs

(€ million)
Second Quarter 2023	Exploration & Production	Global Gas & LNG Portfolio	Sustainable Mobility, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	1,812	539	(305)	(3)	(291)	10	1,762
Exclusion of inventory holding (gains) losses			190			62	252
Exclusion of special items:
environmental charges	19		62		174		255
impairment losses (impairment reversals), net	208		117		5		330
net gains on disposal of assets	(6)		(3)				(9)
risk provisions	(7)		15		8		16
provision for redundancy incentives	2	1	3	1	5		12
commodity derivatives		(35)	6	166			137
exchange rate differences and derivatives	12	10	7				29
other	26	572	(5)	1	3		597
Special items of operating profit (loss)	254	548	202	168	195		1,367
Adjusted operating profit (loss)	2,066	1,087	87	165	(96)	72	3,381
Net finance (expense) income (a)	(85)	(3)	(14)	(4)	(38)		(144)
Net income (expense) from investments (a)	351	20	70	(6)	1		436
Adjusted profit (loss) before taxes	2,332	1,104	143	155	(133)	72	3,673
Income taxes (a)	(1,326)	(296)	(51)	(53)	28	(20)	(1,718)
Tax rate (%)							46.8
Adjusted net profit (loss)	1,006	808	92	102	(105)	52	1,955
of which:
- Adjusted net profit (loss) of non-controlling interest							20
- Adjusted net profit (loss) attributable to Eni's shareholders							1,935
Reported net profit (loss) attributable to Eni's shareholders							294
Exclusion of inventory holding (gains) losses							181
Exclusion of special items							1,460
Adjusted net profit (loss) attributable to Eni's shareholders							1,935

(a) Excluding special items.

(€ million)
Second Quarter 2022	Exploration & Production	Global Gas & LNG Portfolio	Sustainable Mobility, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	4,779	(1,083)	1,617	1,019	(239)	(123)	5,970
Exclusion of inventory holding (gains) losses			(625)			(13)	(638)
Exclusion of special items:
environmental charges	2		110		98		210
impairment losses (impairment reversals), net	35		58	3	17		113
net gains on disposal of assets			(7)				(7)
risk provisions	7				5		12
provision for redundancy incentives		3		69	(2)		70
commodity derivatives		831	3	(949)			(115)
exchange rate differences and derivatives	(9)	113	(34)	(2)			68
other	53	122	(18)		1		158
Special items of operating profit (loss)	88	1,069	112	(879)	119		509
Adjusted operating profit (loss)	4,867	(14)	1,104	140	(120)	(136)	5,841
Net finance (expense) income (a)	(12)	(15)	(19)	(4)	(230)		(280)
Net income (expense) from investments (a)	505	1	166		(10)		662
Adjusted profit (loss) before taxes	5,360	(28)	1,251	136	(360)	(136)	6,223
Income taxes (a)	(2,132)	(30)	(319)	(41)	77	34	(2,411)
Tax rate (%)							38.7
Adjusted net profit (loss)	3,228	(58)	932	95	(283)	(102)	3,812
of which:
- Adjusted net profit (loss) of non-controlling interest							4
- Adjusted net profit (loss) attributable to Eni's shareholders							3,808
Reported net profit (loss) attributable to Eni's shareholders							3,815
Exclusion of inventory holding (gains) losses							(455)
Exclusion of special items							448
Adjusted net profit (loss) attributable to Eni's shareholders							3,808

(a) Excluding special items.

(€ million)
First Half 2023	Exploration & Production	Global Gas & LNG Portfolio	Sustainable Mobility, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	4,514	814	(575)	(311)	(431)	264	4,275
Exclusion of inventory holding (gains) losses			527			82	609
Exclusion of special items:
environmental charges	36		79		174		289
impairment losses (impairment reversals), net	209		171		9		389
net gains on disposal of assets	3		(3)
risk provisions	(7)		15		8		16
provision for redundancy incentives	8	1	7	1	13		30
commodity derivatives		687	37	660			1,384
exchange rate differences and derivatives	15	(8)	23				30
other	77	965	(40)	1	(3)		1,000
Special items of operating profit (loss)	341	1,645	289	662	201		3,138
Adjusted operating profit (loss)	4,855	2,459	241	351	(230)	346	8,022
Net finance (expense) income (a)	(129)	(1)	(18)	(4)	(115)		(267)
Net income (expense) from investments (a)	665	30	222	(11)	(7)		899
Adjusted profit (loss) before taxes	5,391	2,488	445	336	(352)	346	8,654
Income taxes (a)	(2,863)	(681)	(125)	(107)	99	(96)	(3,773)
Tax rate (%)							43.6
Adjusted net profit (loss)	2,528	1,807	320	229	(253)	250	4,881
of which:
- Adjusted net profit (loss) of non-controlling interest							39
- Adjusted net profit (loss) attributable to Eni's shareholders							4,842
Reported net profit (loss) attributable to Eni's shareholders							2,682
Exclusion of inventory holding (gains) losses							436
Exclusion of special items							1,724
Adjusted net profit (loss) attributable to Eni's shareholders							4,842

(a) Excluding special items.

(€ million)
First Half 2022	Exploration & Production	Global Gas & LNG Portfolio	Sustainable Mobility, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	9,123	(2,060)	2,279	2,613	(419)	(214)	11,322
Exclusion of inventory holding (gains) losses			(1,388)			37	(1,351)
Exclusion of special items:
environmental charges	2		124		98		224
impairment losses (impairment reversals), net	43	3	103	3	23		175
net gains on disposal of assets	(2)		(7)				(9)
risk provisions	7				5		12
provision for redundancy incentives	17	3	10	69	7		106
commodity derivatives		2,874	(27)	(2,357)			490
exchange rate differences and derivatives	(14)	148	(41)	(3)			90
other	72	(51)	(40)		(8)		(27)
Special items of operating profit (loss)	125	2,977	122	(2,288)	125		1,061
Adjusted operating profit (loss)	9,248	917	1,013	325	(294)	(177)	11,032
Net finance (expense) income (a)	(115)	(20)	(29)	(7)	(448)		(619)
Net income (expense) from investments (a)	884	2	218	(2)	(60)		1,042
Adjusted profit (loss) before taxes	10,017	899	1,202	316	(802)	(177)	11,455
Income taxes (a)	(3,869)	(301)	(324)	(102)	178	51	(4,367)
Tax rate (%)							38.1
Adjusted net profit (loss)	6,148	598	878	214	(624)	(126)	7,088
of which:
- Adjusted net profit (loss) of non-controlling interest							10
- Adjusted net profit (loss) attributable to Eni's shareholders							7,078
Reported net profit (loss) attributable to Eni's shareholders							7,398
Exclusion of inventory holding (gains) losses							(962)
Exclusion of special items							642
Adjusted net profit (loss) attributable to Eni's shareholders							7,078

(a) Excluding special items.

(€ million)
First Quarter 2023	Exploration & Production	Global Gas & LNG Portfolio	Sustainable Mobility, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,702	275	(270)	(308)	(140)	254	2,513
Exclusion of inventory holding (gains) losses			337			20	357
Exclusion of special items:
environmental charges	17		17				34
impairment losses (impairment reversals), net	1		54		4		59
net gains on disposal of assets	9						9
risk provisions
provision for redundancy incentives	6		4		8		18
commodity derivatives		722	31	494			1,247
exchange rate differences and derivatives	3	(18)	16				1
other	51	393	(35)		(6)		403
Special items of operating profit (loss)	87	1,097	87	494	6		1,771
Adjusted operating profit (loss)	2,789	1,372	154	186	(134)	274	4,641
Net finance (expense) income (a)	(44)	2	(4)		(77)		(123)
Net income (expense) from investments (a)	314	10	152	(5)	(8)		463
Adjusted profit (loss) before taxes	3,059	1,384	302	181	(219)	274	4,981
Income taxes (a)	(1,537)	(385)	(74)	(54)	71	(76)	(2,055)
Tax rate (%)							41.3
Adjusted net profit (loss)	1,522	999	228	127	(148)	198	2,926
of which:
- Adjusted net profit (loss) of non-controlling interest							19
- Adjusted net profit (loss) attributable to Eni's shareholders							2,907
Reported net profit (loss) attributable to Eni's shareholders							2,388
Exclusion of inventory holding (gains) losses							255
Exclusion of special items							264
Adjusted net profit (loss) attributable to Eni's shareholders							2,907

(a) Excluding special items.

Breakdown of special items

Q1		Q2		IH
2023	(€ million)	2023	2022	2023	2022
34	Environmental charges	255	210	289	224
59	Impairment losses (impairment reversals), net	330	113	389	175
9	Net gains on disposal of assets	(9)	(7)		(9)
	Risk provisions	16	12	16	12
18	Provisions for redundancy incentives	12	70	30	106
1,247	Commodity derivatives	137	(115)	1,384	490
1	Exchange rate differences and derivatives	29	68	30	90
403	Other	597	158	1,000	(27)
1,771	Special items of operating profit (loss)	1,367	509	3,138	1,061
1	Net finance (income) expense	(25)	(75)	(24)	(91)
	of which:
(1)	- exchange rate differences and derivatives reclassified to operating profit (loss)	(29)	(68)	(30)	(90)
(729)	Net income (expense) from investments	22	8	(707)	(467)
	of which:
(824)	- gain on the SeaCorridor deal			(824)
(779)	Income taxes	96	6	(683)	139
264	Total special items of net profit (loss)	1,460	448	1,724	642

Profit and loss reconciliation GAAP vs Non-GAAP

Second Quarter					2023	IH
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

1,762	252	1,338	29	3,381	Operating profit	4,275	609	3,108	30	8,022
(119)		4	(29)	(144)	Finance income (expense)	(243)		6	(30)	(267)
414		22		436	Income (expense) from investments	1,606		(707)		899
51		49		100	. Vår Energi	171		109		280
178				178	. Azule	293				293
105		(32)		73	. Adnoc R&T	226		(2)		224
(1,743)	(71)	96		(1,718)	Income taxes	(2,917)	(173)	(683)		(3,773)
314	181	1,460		1,955	Net profit	2,721	436	1,724		4,881
20				20	- Non-controlling interest	39				39
294				1,935	Net profit attributable to Eni's shareholders	2,682				4,842

Second Quarter					2022	IH
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

5,970	(638)	441	68	5,841	Operating profit	11,322	(1,351)	971	90	11,032
(205)		(7)	(68)	(280)	Finance income (expense)	(528)		(1)	(90)	(619)
654		8		662	Income (expense) from investments	1,509		(467)		1,042
46		174		220	. Vår Energi	294		161		455
229		(78)		151	. Adnoc R&T	339		(143)		196
(2,600)	183	6		(2,411)	Income taxes	(4,895)	389	139		(4,367)
3,819	(455)	448		3,812	Net profit	7,408	(962)	642		7,088
4				4	- Non-controlling interest	10				10
3,815				3,808	Net profit attributable to Eni's shareholders	7,398				7,078

	Q1 2023
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	2,513	357	1,770	1	4,641
Finance income (expense)	(124)		2	(1)	(123)
Income (expense) from investments	1,192		(729)		463
. Vår Energi	120		60		180
. Azule	115				115
. Adnoc R&T	121		30		151
Income taxes	(1,174)	(102)	(779)		(2,055)
Net profit	2,407	255	264		2,926
- Non-controlling interest	19				19
Net profit attributable to Eni's shareholders	2,388				2,907

Analysis of Profit and Loss account items

Sales from operations

Q1		Q2			IH
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
6,001	Exploration & Production	5,558	8,424	(34)	11,559	16,196	(29)
7,944	Global Gas & LNG Portfolio	3,744	9,427	(60)	11,688	22,837	(49)
13,457	Sustainable Mobility, Refining and Chemicals	11,163	16,633	(33)	24,620	29,685	(17)
5,044	Plenitude & Power	2,680	3,748	(28)	7,724	9,967	(23)
440	Corporate and other activities	495	466	6	935	860	9
(5,701)	Consolidation adjustments	(4,049)	(7,142)		(9,750)	(15,860)
27,185		19,591	31,556	(38)	46,776	63,685	(27)

Operating expenses

Q1		Q2			IH
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
21,976	Purchases, services and other	15,131	23,403	(35)	37,107	46,882	(21)
108	Impairment losses (impairment reversals) of trade and other receivables, net	(48)	(12)	..	60	165	(64)
794	Payroll and related costs	746	755	(1)	1,540	1,548	(1)
18	of which: provision for redundancy incentives and other	12	70		30	106
22,878		15,829	24,146	(34)	38,707	48,595	(20)

DD&A, impairments, reversals and write-off

Q1		Q2			IH
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
1,552	Exploration & Production	1,545	1,254	23	3,097	2,811	10
50	Global Gas & LNG Portfolio	63	49	29	113	104	9
114	Sustainable Mobility, Refining and Chemicals	125	129	(3)	239	250	(4)
111	Plenitude & Power	117	87	34	228	173	32
33	Corporate and other activities	32	34	(6)	65	68	(4)
(8)	Impact of unrealized intragroup profit elimination	(9)	(8)		(17)	(16)
1,852	Total depreciation, depletion and amortization	1,873	1,545	21	3,725	3,390	10
59	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	330	113		389	175
1,911	Depreciation, depletion, amortization, impairments and reversals	2,203	1,658	33	4,114	3,565	15
32	Write-off of tangible and intangible assets	103	22		135	47
1,943		2,306	1,680	37	4,249	3,612	18

Income (expense) from investments

(€ million)
First Half 2023	Exploration & Production	Global Gas & LNG Portfolio	Sustainable Mobility, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	477	30	199	(11)	(4)	691
Dividends	71		21			92
Net gains (losses) on disposals	1	415	2			418
Other income (expense), net	(1)	409			(3)	405
	548	854	222	(11)	(7)	1,606

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	Jun. 30, 2023	Dec. 31, 2022	Change
Total debt	28,737	26,917	1,820
- Short-term debt	6,694	7,543	(849)
- Long-term debt	22,043	19,374	2,669
Cash and cash equivalents	(11,417)	(10,155)	(1,262)
Financial assets measured at fair value through profit or loss	(8,283)	(8,251)	(32)
Financing receivables held for non-operating purposes	(822)	(1,485)	663
Net borrowings before lease liabilities ex IFRS 16	8,215	7,026	1,189
Lease Liabilities	4,726	4,951	(225)
- of which Eni working interest	4,247	4,457	(210)
- of which Joint operators' working interest	479	494	(15)
Net borrowings after lease liabilities ex IFRS 16	12,941	11,977	964
Shareholders' equity including non-controlling interest	55,528	55,230	298
Leverage before lease liability ex IFRS 16	0.15	0.13	0.02
Leverage after lease liability ex IFRS 16	0.23	0.22	0.01

Consolidated financial statements

BALANCE SHEET

(€ million)
	Jun. 30, 2023	Dec. 31, 2022
ASSETS
Current assets
Cash and cash equivalents	11,417	10,155
Financial assets measured at fair value through profit or loss	8,283	8,251
Other financial assets	849	1,504
Trade and other receivables	14,845	20,840
Inventories	6,074	7,709
Income tax assets	644	317
Other assets	6,185	12,821
	48,297	61,597
Non-current assets
Property, plant and equipment	57,289	56,332
Right of use assets	4,233	4,446
Intangible assets	5,499	5,525
Inventory - compulsory stock	1,397	1,786
Equity-accounted investments	13,022	12,092
Other investments	1,265	1,202
Other financial assets	2,043	1,967
Deferred tax assets	4,509	4,569
Income tax assets	110	114
Other assets	2,365	2,236
	91,732	90,269
Assets held for sale	391	264
TOTAL ASSETS	140,420	152,130
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,610	4,446
Current portion of long-term debt	4,084	3,097
Current portion of long-term lease liabilities	853	884
Trade and other payables	17,466	25,709
Income taxes payable	1,775	2,108
Other liabilities	6,806	12,473
	33,594	48,717
Non-current liabilities
Long-term debt	22,043	19,374
Long-term lease liabilities	3,873	4,067
Provisions for contingencies	15,198	15,267
Provisions for employee benefits	783	786
Deferred tax liabilities	5,565	5,094
Income taxes payable	213	253
Other liabilities	3,410	3,234
	51,085	48,075
Liabilities directly associated with assets held for sale	213	108
TOTAL LIABILITIES	84,892	96,900
Share capital	4,005	4,005
Retained earnings	35,429	23,455
Cumulative currency translation differences	6,570	7,564
Other reserves and equity instruments	7,395	8,785
Treasury shares	(974)	(2,937)
Net profit (loss)	2,682	13,887
Total Eni shareholders' equity	55,107	54,759
Non-controlling interest	421	471
TOTAL SHAREHOLDERS' EQUITY	55,528	55,230
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	140,420	152,130

GROUP PROFIT AND LOSS ACCOUNT

Q1		Q2		IH
2023	(€ million)	2023	2022	2023	2022
27,185	Sales from operations	19,591	31,556	46,776	63,685
193	Other income and revenues	221	253	414	618
27,378	Total revenues	19,812	31,809	47,190	64,303
(21,976)	Purchases, services and other	(15,131)	(23,403)	(37,107)	(46,882)
(108)	Impairment reversals (impairment losses) of trade and other receivables, net	48	12	(60)	(165)
(794)	Payroll and related costs	(746)	(755)	(1,540)	(1,548)
(44)	Other operating (expense) income	85	(13)	41	(774)
(1,852)	Depreciation, Depletion and Amortization	(1,873)	(1,545)	(3,725)	(3,390)
(59)	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(330)	(113)	(389)	(175)
(32)	Write-off of tangible and intangible assets	(103)	(22)	(135)	(47)
2,513	OPERATING PROFIT (LOSS)	1,762	5,970	4,275	11,322
2,007	Finance income	1,189	2,205	3,196	3,456
(2,181)	Finance expense	(1,371)	(2,288)	(3,552)	(3,805)
66	Net finance income (expense) from financial assets measured at fair value through profit or loss	59	(49)	125	(91)
(16)	Derivative financial instruments	4	(73)	(12)	(88)
(124)	FINANCE INCOME (EXPENSE)	(119)	(205)	(243)	(528)
358	Share of profit (loss) of equity-accounted investments	333	450	691	850
834	Other gain (loss) from investments	81	204	915	659
1,192	INCOME (EXPENSE) FROM INVESTMENTS	414	654	1,606	1,509
3,581	PROFIT (LOSS) BEFORE INCOME TAXES	2,057	6,419	5,638	12,303
(1,174)	Income taxes	(1,743)	(2,600)	(2,917)	(4,895)
2,407	Net profit (loss)	314	3,819	2,721	7,408
	attributable to:
2,388	- Eni's shareholders	294	3,815	2,682	7,398
19	- Non-controlling interest	20	4	39	10

	Earnings per share (€ per share)
0.71	- basic	0.08	1.08	0.79	2.08
0.70	- diluted	0.08	1.07	0.78	2.07
	Weighted average number of shares outstanding (million)
3,345.4	- basic	3,338.0	3,536.9	3,341.7	3,538.3
3,351.7	- diluted	3,344.3	3,544.5	3,348.0	3,544.1

COMPREHENSIVE INCOME (LOSS)

	Q2		IH
(€ million)	2023	2022	2023	2022
Net profit (loss)	314	3,819	2,721	7,408
Items that are not reclassified to profit or loss in later periods	15	106	15	98
Remeasurements of defined benefit plans		71		71
Share of other comprehensive income on equity accounted entities		7		1
Change in the fair value of interests with effects on other comprehensive income	15	43	15	41
Taxation		(15)		(15)
Items that may be reclassified to profit in later periods	134	2,240	(431)	1,611
Currency translation differences	17	2,651	(994)	3,522
Change in the fair value of cash flow hedging derivatives	135	(641)	706	(2,735)
Share of other comprehensive income on equity-accounted entities	23	45	64	36
Taxation	(41)	185	(207)	788

Total other items of comprehensive income (loss)	149	2,346	(416)	1,709
Total comprehensive income (loss)	463	6,165	2,305	9,117
attributable to:
- Eni's shareholders	443	6,160	2,266	9,106
- Non-controlling interest	20	5	39	11

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2022		44,519
Total comprehensive income (loss)	9,117
Dividends paid to Eni's shareholders	(1,522)
Dividends distributed by consolidated subsidiaries	(13)
Coupon of perpetual subordinated bonds	(87)
Net purchase of treasury shares	(212)
Other changes	210
Total changes		7,493
Shareholders' equity at June 30, 2022		52,012
attributable to:
- Eni's shareholders		51,917
- Non-controlling interest		95

Shareholders' equity at January 1, 2023		55,230
Total comprehensive income (loss)	2,305
Dividends paid to Eni's shareholders	(1,472)
Dividends distributed by consolidated subsidiaries	(31)
Coupon of perpetual subordinated bonds	(87)
Net purchase of treasury shares	(437)
Taxes on hybrid bond coupon	25
Other changes	(5)
Total changes		298
Shareholders' equity at June 30, 2023		55,528
attributable to:
- Eni's shareholders		55,107
- Non-controlling interest		421

GROUP CASH FLOW STATEMENT

Q1		Q2		IH
2023	(€ million)	2023	2022	2023	2022
2,407	Net profit (loss)	314	3,819	2,721	7,408
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,852	Depreciation, depletion and amortization	1,873	1,545	3,725	3,390
59	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	330	113	389	175
32	Write-off of tangible and intangible assets	103	22	135	47
(358)	Share of (profit) loss of equity-accounted investments	(333)	(450)	(691)	(850)
(408)	Gains on disposal of assets, net	(10)	(110)	(418)	(444)
(9)	Dividend income	(83)	(107)	(92)	(151)
(104)	Interest income	(132)	(41)	(236)	(49)
241	Interest expense	241	279	482	490
1,174	Income taxes	1,743	2,600	2,917	4,895
(439)	Other changes	19	(58)	(420)	(52)
(293)	Cash flow from changes in working capital	1,587	(1,235)	1,294	(3,840)
1,597	- inventories	466	(2,092)	2,063	(3,073)
3,612	- trade receivables	2,431	4,554	6,043	(147)
(6,301)	- trade payables	(2,143)	(3,383)	(8,444)	(645)
(148)	- provisions for contingencies	8	117	(140)	108
947	- other assets and liabilities	825	(431)	1,772	(83)
25	Net change in the provisions for employee benefits	(2)	39	23	55
560	Dividends received	780	247	1,340	305
64	Interest received	89	7	153	13
(281)	Interest paid	(227)	(216)	(508)	(447)
(1,540)	Income taxes paid, net of tax receivables received	(1,849)	(2,271)	(3,389)	(3,664)
2,982	Net cash provided by operating activities	4,443	4,183	7,425	7,281
(3,015)	Cash flow from investing activities	(3,263)	(1,539)	(6,278)	(4,309)
(2,064)	- tangible assets	(2,487)	(1,771)	(4,551)	(3,072)
(55)	- intangible assets	(70)	(58)	(125)	(121)
(524)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(104)	(3)	(628)	(170)
(121)	- investments	(1,061)	(70)	(1,182)	(1,097)
(71)	- securities and financing receivables held for operating purposes	(77)	(42)	(148)	(146)
(180)	- change in payables in relation to investing activities	536	405	356	297
484	Cash flow from disposals	96	384	580	1,009
30	- tangible assets	12	4	42	7
	- intangible assets	32	12	32	12
380	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of		4	380	4
35	- investments		310	35	881
6	- securities and financing receivables held for operating purposes	18	29	24	80
33	- change in receivables in relation to disposals	34	25	67	25
752	Net change in receivables and securities not held for operating purposes	(86)	(1,045)	666	1,670
(1,779)	Net cash used in investing activities	(3,253)	(2,200)	(5,032)	(1,630)

GROUP CASH FLOW STATEMENT (continued)

Q1		Q2		IH
2023	(€ million)	2023	2022	2023	2022
2,002	Increase in long-term debt	2,048	1	4,050	129
(152)	Payment of long-term debt	(357)	(2,817)	(509)	(3,694)
(247)	Payment of lease liabilities	(228)	(266)	(475)	(556)
(1,989)	Increase (decrease) in short-term financial debt	(124)	220	(2,113)	2,859
(765)	Dividends paid to Eni's shareholders	(744)	(1,490)	(1,509)	(1,520)
	Dividends paid to non-controlling interests	(20)	(13)	(20)	(13)
(16)	Net capital issuance from non-controlling interest		20	(16)	20
	Disposal (acquisition) of additional interests in consolidated subsidiaries	(57)	(3)	(57)	(5)
	Net purchase of treasury shares	(406)	(195)	(406)	(195)
(39)	Interest payment of perpetual hybrid bond	(48)	(48)	(87)	(87)
(1,206)	Net cash used in financing activities	64	(4,591)	(1,142)	(3,062)
(32)	Effect of exchange rate changes on cash and cash equivalents and other changes	17	70	(15)	79
(35)	Net increase (decrease) in cash and cash equivalents	1,271	(2,538)	1,236	2,668
10,181	Cash and cash equivalents - beginning of the period	10,146	13,471	10,181	8,265
10,146	Cash and cash equivalents - end of the period	11,417	10,933	11,417	10,933

Capital expenditure

Q1			Q2			IH
2023		(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
1,819		Exploration & Production	2,159	1,480	46	3,978	2,551	56
	of which:	- acquisition of proved and unproved properties		77	..		153	..
211		- exploration	155	169	(8)	366	285	28
1,562		- oil & gas development	1,949	1,183	65	3,511	2,044	72
35		- CCUS and agro-biofeedstock projects	44	40	10	79	53	49
		Global Gas & LNG Portfolio	6	6		6	9	(33)
138		Sustainable Mobility, Refining and Chemicals	216	139	55	354	231	53
112		- Sustainable Mobility and Refining	173	103	68	285	171	67
26		- Chemicals	43	36	19	69	60	15
149		Plenitude & Power	158	181	(13)	307	322	(5)
130		- Plenitude	129	142	(9)	259	258
19		- Power	29	39	(26)	48	64	(25)
14		Corporate and other activities	21	22	(5)	35	81	(57)
(1)		Impact of unrealized intragroup profit elimination	(3)	1		(4)	(1)
2,119		Capital expenditure (a)	2,557	1,829	40	4,676	3,193	46

(a) Expenditures to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables, have been recognized among other changes of the cash flow statement (€104 million and €9 million in the second quarter 2023 and the second quarter 2022, respectively, €189 million and €18 million in the first half 2023 and the first half 2022, respectively and €85 million in the first quarter 2023).

In IH ’23, capital expenditure amounted to €4,676 mln increasing by 46% y-o-y, and mainly related to:

- oil and gas development activities (€3,511 mln) mainly in Côte d'Ivoire, Italy, Congo, Egypt, the United Arab Emirates, the United States and Iraq;

- traditional refining activity in Italy and outside Italy (€248 mln) mainly relating to the activities to maintain plants’ integrity and stay-in-business, as well as HSE initiatives; marketing activity (€37 mln) for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

- Plenitude (€259 mln) mainly relating to development activities in the renewable business, acquisition of new customers as well as development of electric vehicles network infrastructure.

Sustainability performance

		IH
		2023	2022
TRIR (Total Recordable Injury Rate)	(total recordable injuries/worked hours) x 1,000,000	0.38	0.38
Direct GHG emissions (Scope 1)	(mmtonnes CO2 eq.)	19.6	19.9
Direct methane emissions (Scope 1)	(ktonnes CH4)	26.0	28.0
Volumes of hydrocarbon sent to routine flaring	(billion Sm3)	0.5	0.5
Total volume of oil spills (>1 barrel)	(kbbl)	10.4	2.7
Re-injected production water	(%)	61	58
KPIs are calculated on 100% consolidated operated assets.

•	TRIR (Total Recordable Injury Rate) of the workforce amounted to 0.38, stable compared to the IH ’22.
•	Direct GHG emissions (Scope 1): a slightly decrease compared to the IH ’22, in particular thanks to the new configuration in Porto Marghera plant, the maintenance activities in the chemical business and change in the consolidation area.
•	Direct methane emissions (Scope 1) slightly decreased from the IH ‘22.
•	Volumes of hydrocarbon sent to routine flaring were stable compared to the IH ‘22 (0.5 bscm in the two reporting periods).
•	Total volume of oil spills (>1 barrel) increased from the IH ‘22, due to spill of fuel oil (7.5 kbbl) completely recovered.
•	Re-injected production water increased from the IH ’22 driven by higher share of re-injected water, mainly in Libya due to sabotage occurred in the same period of 2022.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Q1			Q2		IH
2023			2023	2022	2023	2022
74	Italy	(kboe/d)	69	82	72	83
180	Rest of Europe		171	180	175	197
294	North Africa		270	270	282	255
330	Egypt		322	353	326	355
292	Sub-Saharan Africa		284	283	288	283
166	Kazakhstan		161	108	163	136
174	Rest of Asia		184	174	179	178
140	Americas		143	125	141	124
6	Australia and Oceania		7	11	7	12
1,656	Production of oil and natural gas(a)(b)		1,611	1,586	1,633	1,623
324	- of which Joint Ventures and associates		319	207	321	224
131	Production sold (a)	(mmboe)	135	135	265	271

PRODUCTION OF LIQUIDS BY REGION

Q1			Q2		IH
2023			2023	2022	2023	2022
31	Italy	(kbbl/d)	29	36	30	37
102	Rest of Europe		100	99	101	113
131	North Africa		118	126	125	119
69	Egypt		71	80	70	79
172	Sub-Saharan Africa		163	187	168	181
118	Kazakhstan		113	75	115	94
84	Rest of Asia		86	75	85	76
73	Americas		77	62	75	61
	Australia and Oceania		-		-
780	Production of liquids		757	740	769	760
176	- of which Joint Ventures and associates		174	89	175	102

PRODUCTION OF NATURAL GAS BY REGION

Q1			Q2		IH
2023			2023	2022	2023	2022
225	Italy	(mmcf/d)	211	241	218	244
407	Rest of Europe		374	427	390	443
856	North Africa		801	758	828	716
1,378	Egypt		1,318	1,439	1,348	1,453
630	Sub-Saharan Africa		633	508	632	536
252	Kazakhstan		253	173	252	221
471	Rest of Asia		518	518	495	532
356	Americas		347	328	351	335
33	Australia and Oceania		36	55	35	62
4,608	Production of natural gas		4,491	4,447	4,549	4,542
777	- of which Joint Ventures and associates		762	622	770	644

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (129 and 119 kboe/d in the second quarter of 2023 and 2022, respectively, 128 and 117 kboe/d in the first half of 2023 and 2022, respectively, and  126 kboe/d in the first quarter of 2023).

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